Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 14 DATED FEBRUARY 22, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Senior Mortgage Loan – 851 Hart Owner LLC

On February 19, 2019, we acquired a first mortgage loan with a principal balance of $2,750,000, (the “851 Hart Senior Loan”). The borrowing entity, 851 Hart Owner LLC, a New York limited liability company (“851 Hart Owner”), used the loan proceeds to acquire an approximately 6,500 square foot multifamily property located at 851 Hart Street, Brooklyn, NY 11237 (the “851 Hart St. Property”). The 851 Hart St. Property, which was last renovated in 2007, is one building comprised of 6 units. The borrower intends to renovate all 6 units. Per the terms of the purchase and sale agreement, the building is to be delivered vacant, allowing the borrower to commence renovations immediately. Renovations are expected to be complete in approximately 4 months at which time the sponsor expects to lease up the renovated units. Once the units are leased up, the sponsor plans to take out our position via sale or refinance.

851 Hart Owner is managed by the principal of Charney Construction & Development, Samuel Charney (the “Sponsor”). Mr. Charney founded Charney Construction & Development in 2012 as a fully integrated real estate development, construction, and management firm with a focus on developing, owning, and operating first-class residential and commercial real estate in the New York City metro area. Charney Construction & Development manages a diverse real estate portfolio valued in excess of $55 million, which includes approximately 6 residential properties totaling 20 units.

The 851 Hart Senior Loan bears an interest rate equal to the 1-month LIBOR Index + 5.75%, adjusted monthly with a minimum floor rate of 7.50%. A portion of the interest will be paid current, monthly, at a rate equal to 5.0% fixed per annum. The interest will be paid current on a monthly basis through the maturity date, February 19, 2021 (the “851 Hart Senior Loan Maturity Date”). In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the 851 Hart Senior Loan principal, paid directly by 851 Hart Owner.

There is one 12-month extension period available during the term of the 851 Hart Senior Loan. If exercised, the current portion of interest will increase from 5.0% per annum to 7.0% per annum. The 851 Hart Senior Loan may be prepaid in whole or in part, without penalty, at any time during the term of the 851 Hart Senior Loan after a six month lockout period.

The Sponsor has provided customary springing and carve-out guarantees, as well as completion guarantees.

As of its closing date, the 851 Hart Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 82.3%. The LTC ratio is the amount of the 851 Hart Senior Loan divided by the cost incurred from the property purchase and expected renovations and closing costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the 851 Hart Senior Loan’s as-renovated loan-to-value ratio, or the LTV ratio, was approximately 80.9%. The LTV ratio is the amount of the 851 Hart Senior Loan divided by an October 2018, third-party appraised as-stabilized value of the 851 Hart St Property. There can be no assurance that such value is correct.

The 851 Hart St Property is located in Brooklyn, NY, a strong submarket of New York City. The 851 Hart St Property is located east of Manhattan across the East River and is located a few blocks from the L train and M train for access to New York City.